UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							October 5, 2005


Via U.S. Mail
Heinz Imhof
Syngenta AG
Schwarzwaldallee 215
4058 Basel
Switzerland

	Re:	Syngenta AG
		Form 20-F for the fiscal year-ended December 31, 2004 Response Letter Dated July 22, 2005
		File No. 1-15152

Dear Mr. Imhof:

      We have reviewed the above filing and response letter and have the following comment. We have limited our review of your Form 20-F to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General -

1. We note your July 22, 2005, response to our comment regarding your operations in Cuba and Iran. It is not clear from your response that, in addressing the materiality of your sales into those countries, and whether those sales pose a material investment risk to your security holders, you have considered these matters in light of the potential impact on your reputation and share value of the fact that you have business ties to countries identified by the U.S. government as state sponsors of terrorism and subject to U.S. economic sanctions, notwithstanding that your sales into those countries may have been conducted in compliance with applicable laws and regulations. Please discuss.

2. We note a May 16, 2005, report in the Chemical Market Reporter that Iran`s National Petrochemical Company (NPC) plans to invest $12.5 billion in petrochemical projects over the next five years, and that Syngenta is part of Gail, a consortium of companies in project negotiations with the NPC. Please advise us of the accuracy of this report as it pertains to Syngenta. Advise us also whether Gail has entered into agreement(s) with the NPC for any project(s) and, if so, describe the material terms of the agreement(s); the nature and extent of your involvement with the project(s); and the materiality of the project(s) to you.
3. We note from your website that you appear to have business operations in Sudan through Syngenta Agro Services AG. In view of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please discuss the nature and extent of your operations in Sudan and the materiality of those operations, and give us your view as to whether those operations constitute a material investment risk for your security holders.
4. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with
U.S.-designated state sponsors of terrorism. We note also that legislation requiring divestment from, or reporting of interests in, companies that do business with Sudan recently has been proposed by several other U.S. states, and adopted by Illinois and New Jersey. Finally, we note that the New York City Comptroller has sent letters to Syngenta and several other companies asking that they review their business ties to Sudan due to human rights and terrorism concerns.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact me at (202)
551-
3470 if you have any questions or comments about the comment or our review.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Christoph Mader
	Group General Counsel

      H. Roger Schwall
		Assistant Director
		Division of Corporation Finance
Heinz Imhof
Syngenta AG
October 5, 2005
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